UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

NeuroPace, Inc.

(Name of Issuer)

Common stock, $0.001 par value per share

(Title of Class of Securities)

641288105

(CUSIP Number)

Accelmed Partners II, LP

Ugland House, South Church Street

PO Box 309

Grand Cayman KY1-1104, Cayman Islands

Attn: Uri Geiger

(305) 854-6815

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP: 641288105

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1	NAMES OF REPORTING PERSONS Accelmed Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,042,657
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,042,657
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,042,657
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON PN

CUSIP: 641288105

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1	NAMES OF REPORTING PERSONS Accelmed Partners II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,042,657
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,042,657
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,042,657
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON PN

CUSIP: 641288105

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1	NAMES OF REPORTING PERSONS Accelmed Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,042,657
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,042,657
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,042,657
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON OO

CUSIP: 641288105

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1	NAMES OF REPORTING PERSONS Uri Geiger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,042,657
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,042,657
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,042,657
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON IN

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Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of NeuroPace, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 455 N. Bernardo Avenue, Mountain View, California 94042. Shares of the Common Stock are listed on the Nasdaq Global Market and trade under the symbol “NPCE.”

Item 2. Identity and Background

The persons filing this statement are Accelmed Partners II, LLC (“Accelmed LLC”), Accelmed Partners II GP, L.P. (“Accelmed GP”), Accelmed Partners II LP (“Accelmed LP”) and Uri Geiger, a citizen of Israel (collectively, the “Reporting Persons”).

The principal business address of each of (i) Accelmed GP and Accelmed LP is Ugland House, South Church Street, PO Box 309, Grand Cayman KY1-1104, Cayman Islands, and (ii) Accelmed LLC and Dr. Geiger is 848 Brickell Avenue, #901, Miami, Florida 33131.

Accelmed LLC is the general partner of Accelmed GP, which is the general partner of Accelmed LP, the holder of the shares. Dr. Geiger is the managing partner of Accelmed LLC and, as such, has sole voting and dispositive power with respect to the shares held by Accelmed LP.

Accelmed LP is primarily engaged in the business of investing in securities. Accelmed GP is primarily engaged in the business of serving as the general partner of Accelmed LP. Accelmed LLC is primarily engaged in the business of serving as the general partner of Accelmed GP.

Dr. Geiger’s present principal occupation or employment is serving as co-founder and managing partner of Accelmed Partners, a private equity investment firm, through which Dr. Geiger manages various private investment funds, including Accelmed LP.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

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Item 3. Source and Amount of Funds or Other Consideration

On April 26, 2021, the Reporting Persons acquired (i) 588,235 shares (the “IPO Shares”) of the Common Stock in connection with the Issuer’s initial public offering, and (ii) upon the closing of the Issuer’s initial public offering, 3,454,422 shares of the Common Stock in connection with the automatic conversion (on a one-for-one basis) of each share of the Issuer’s Series B Preferred Stock (the “Preferred Stock”) then held by the Reporting Persons. This resulted in the Reporting Persons acquiring an aggregate of 4,042,657 shares (the “Shares”) of the Common Stock.

The shares of the Preferred Stock and the IPO Shares were purchased for an aggregate purchase price of approximately $25.0 million. These acquisitions were funded with the working capital of Accelmed LP.

Item 4. Purpose of the Transaction

The responses set forth in Item 3 and 6 hereof are incorporated by reference in their entirety.

The Reporting Persons acquired its positions in the shares of Preferred Stock, and subsequently the Shares, in the belief that they represented an attractive investment opportunity.

The Reporting Persons, among other things, intends to have discussions with representatives of the Issuer’s management and board of directors relating to a variety of matters that the Reporting Persons believe will increase shareholder value, including, operational, financial, corporate governance, management, capitalization, accounting, strategic direction, and share performance matters.

The Reporting Persons intend to engage in discussions with other current or prospective shareholders, industry analysts, existing or potential strategic partners, investment and financing professionals, and other third parties regarding a variety of matters relating to the Issuer and the shares of Common Stock, including each of the operational, financial, corporate governance, management, capitalization, accounting, strategic direction and share performance matters noted herein. The Reporting Persons may also take other steps seeking to bring about changes to increase shareholder value.

The Reporting Persons may from time to time and at any time: (i) acquire additional shares of Common Stock and/or other securities and/or instruments (including equity, debt or other securities or instruments) of the Issuer (or its affiliates) in the open market, in privately negotiated transactions, or otherwise; (ii) dispose of any or all of their shares of Common Stock and/or other securities and/or instruments of the Issuer (or its affiliates) in the open market, in privately negotiated transactions, or otherwise; (iii) enter into swap and/or other derivative transactions with broker-dealers and/or financial institutions counterparties with respect to the securities of the Issuer (or its affiliates) which may be deemed to either increase or decrease the Reporting Persons economic exposure to the value of the shares of Common Stock or other securities of the Issuer); and/or (iv) engage in any other hedging or similar transactions with respect to the shares of Common Stock and/or other securities or instruments of the Issuer.

Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Item 4 of this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of this Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information set forth in or incorporated by reference in Items 2, 3, 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) and (b) – As of the date hereof, the Reporting Persons hold 4,042,657 shares of the Common, representing approximately 16.2% of the outstanding shares of the Common Stock, based on 24,903,146 shares of the Common Stock outstanding as of November 4, 2022, as disclosed by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2022.

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(c) – No transactions in the Shares were effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, by any of the persons listed on Schedule A hereto in the 60 days preceding the date hereof.

(d) – Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Public Shares of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.

(e) – Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

On August 19 2020, the Issuer entered into an amended and restated investors’ rights agreement, (the “IRA”) with certain holders of its convertible preferred stock and common stock, including Accelmed LP, and certain directors and entities affiliated with its officers and directors. This included Evan Norton, who was, at such time, affiliated with Accelmed LP. The IRA provides the holders of the Issuer’s convertible preferred stock and warrants to purchase convertible preferred stock with certain registration rights, including the right to demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. The IRA also provides these stockholders with information rights, which terminated upon the closing of the Issuer’s initial public offering, and a right of first refusal with regard to certain issuances of the Issuer’s capital stock, which terminated upon the closing of the Issuer’s initial public offering.

The foregoing description of the IRA does not purport to be complete and is qualified in its entirety by reference to the full text of the IRA, which is filed as Exhibit 99.1 to this Schedule 13D and incorporated by reference herein.

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Item 7. Materials to be Filed as Exhibits

The following documents are filed as exhibits hereto:

99.1	Amended and Restated Investor Rights Agreement, dated as of August 19, 2020, by and among NeuroPace, Inc. and certain parties thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Registration Statement on Form S-1, filed with the SEC on March 24, 2021).

99.2	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2022

ACCELMED PARTNERS II LP

By Accelmed Partners II GP, L.P., its general partner

By Accelmed Partners II, LLC, its general partner

By:	/s/ Uri Geiger
Name: Uri Geiger
Title: Managing Partner

ACCELMED PARTNERS II GP, L.P.

By Accelmed Partners II, LLC, its general partner

By:	/s/ Uri Geiger
Name: Uri Geiger
Title: Managing Partner

ACCELMED PARTNERS II, LLC

By:	/s/ Uri Geiger
Name: Uri Geiger
Title: Managing Partner

/s/ Uri Geiger
Uri Geiger, an adult individual

Schedule A

Directors and Executive Officers of the Reporting Persons

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Except as otherwise indicated, each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Accelmed Partners, 848 Brickell Avenue, #901, Miami, Florida 33131. To the best of the Reporting Persons’ knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

ACCELMED PARTNERS II LP

Name	Position
Accelmed Partners II GP, L.P.(1)	General Partner

ACCELMED PARTNERS II GP, L.P.

Name	Position
Accelmed Partners II, LLC	General Partner

ACCELMED PARTNERS II, LLC

Name	Position
Uri Geiger(2)	Managing Partner

(1)	Business address is Ugland House, South Church Street, PO Box 309, Grand Cayman KY1-1104, Cayman Islands.
(2)	Citizen of Israel.